FILED BY ENDURANCE SPECIALTY HOLDINGS LTD.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: ASPEN INSURANCE HOLDINGS LIMITED

COMMISSION FILE NO. 001-31909

The following is a transcript of a conference call hosted by Endurance Specialty Holdings Ltd. (the “Company”) on June 2, 2014, in connection with the Company’s increased proposal to acquire all of the outstanding common shares of Aspen Insurance Holdings Limited (“Aspen”).

Additional Information about the Proposed Transaction and Where to Find It

This material relates to the offer to be commenced by the Company to exchange each issued and outstanding common share of Aspen (together with associated preferred share purchase rights) for $49.50 in cash, 0.9197 Company common shares, or a combination of cash and Company common shares, subject to a customary proration mechanism. This material is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, Aspen common shares, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary Prospectus/Offer to Exchange to be included in the Registration Statement on Form S-4 (including the Letter of Transmittal and Election and related documents and as amended from time to time, the “Exchange Offer Documents”) that the Company intends to file with the SEC. The Company exchange offer will be made only through the Exchange Offer Documents.

This material is not a substitute for any other relevant documents that the Company may file with the SEC or any other documents which the Company may send to its or Aspen’s shareholders in connection with the proposed transaction. On June 2, 2014, the Company filed with the SEC a preliminary solicitation statement with respect to the solicitation of (i) written requisitions that the board of directors of Aspen convene a special general meeting of Aspen’s shareholders to vote on an increase in the size of Aspen’s board of directors from 12 to 19 directors and (ii) Aspen shareholder support for the proposal of a scheme of arrangement by the Company which will entail the holding of a court-ordered meeting of Aspen shareholders at which Aspen’s shareholders would vote on a scheme of arrangement under Bermuda law pursuant to which the Company would acquire all of Aspen’s outstanding common shares on financial terms no less favorable than those contained in the Company’s acquisition proposal announced on June 2, 2014 (the “Solicitation Statement”).

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND THE SOLICITATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT THE COMPANY HAS FILED OR MAY FILE WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. All such documents, when filed, are available free of charge at the SEC’s website (www.sec.gov) or by directing a request to the Company at Investor Relations, +1 441 278 0988 (phone), investorrelations@endurance.bm (email).

Participants in the Solicitation

The Company and its directors and certain of its executive officers and employees may be deemed to be participants in any solicitation of shareholders in connection with the proposed transaction. Information about the Company’s directors, executive officers and employees who may be deemed to be participants in the solicitation, including a description of their direct and indirect interests, by security holdings or otherwise, is set forth in the Solicitation Statement and the Company’s proxy statement, dated April 9, 2014, for its 2014 annual general meeting of shareholders.

Operator

Good morning, everyone, and welcome to the Endurance conference call. This call is being recorded. Your lines will be in a listen-only mode during the presentation. You will have an opportunity to ask questions after the presentation. Instructions will be given at that time. I would now like to turn the call over to Greg Schroeter, Senior Vice President of Investor Relations and Corporate Development. Please go ahead, sir.

Greg Schroeter, Endurance Specialty Holdings Ltd. - SVP of IR & Corp. Development

Thank you, Wes, and welcome to today’s call. With me on the call are John Charman, our Chairman and Chief Executive Officer, and Mike McGuire, our Chief Financial Officer. John and Mike will deliver prepared remarks after which we will conduct a question and answer session.

Please note that we have published a slide presentation with additional information about the actions announced today with respect to our increased proposal to acquire Aspen. You can access the slide presentation from the Investor Relations section of our website at ir.endurance.bm, or from our dedicated transaction information site at www.endurance-aspen.com.

Before turning the call over to John Charman, I would like to note that certain of the matters that will be discussed here today are forward-looking statements. These statements are based on current plans, estimates and expectations and include but are not necessarily limited to various elements of our strategy, business plans, growth prospects, market conditions, capital management initiatives and information regarding our premiums, loss reserves, expenses and investment portfolio.

These statements also include expectations and assumptions about our proposed acquisition of Aspen. Forward-looking statements are based on our current expectations and assumptions regarding our business, the markets in which we operate, the economy, our proposed acquisition of Aspen and other future conditions that involve inherent risks and uncertainties, a number of factors that could cause actual results to differ materially from those contained in forward-looking statements and we therefore caution you against relying on any of these forward-looking statements.

Forward-looking statements are sensitive to many factors including those identified in Endurance’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q that could cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date on which they are made and Endurance undertakes no obligation publicly to update or revise any forward-looking statement whether as a result of new information, future developments or otherwise.

Certain information included in this presentation has been sourced from third parties. Endurance does not make any representations regarding the accuracy, completeness or timeliness of such third-party information. This presentation relates to the exchange offer to be commenced by Endurance.

This presentation is for informational purposes only and does not constitute an offer to exchange or a solicitation of an offer to exchange Aspen common shares, nor is it a substitute for the tender offer statement on Schedule TO or the preliminary Prospectus and Offer to Exchange included in the Registration Statement on Form S-4 that Endurance intends to file with the SEC. The Endurance exchange offer will only be made through such documents.

Further, this presentation is not a substitute for any other relevant documents that Endurance may file with the SEC or any other documents which Endurance may send to its or Aspen’s shareholders in connection with the proposed transaction.

Today Endurance will file with the SEC a preliminary solicitation statement with respect to the solicitation of: first, a written requisition that the Board of Directors of Aspen convene a special general meeting of Aspen’s shareholders to vote on an increase in the size of Aspen’s Board of Directors from 12 to 19 directors, enabling Aspen’s shareholders to replace the majority of Aspen’s Board at its next annual meeting; and second, a shareholder authorization in support of a scheme of arrangement which will entail the holding of a court-ordered meeting to vote on a scheme of arrangement pursuant to which Endurance would acquire Aspen.

Investors and security holders are urged to read the exchange offer documents, the Solicitation Statement and any other relevant documents that Endurance has filed or may file with the SEC if and when they become available because they contain or will contain important information about the proposed transaction.

All such documents, when filed, are available free of charge at the SEC’s website, www.SEC.gov, or by directing a request to Endurance at Investor Relations at 1-441-278-0988 or InvestorRelations@endurance.bm. Endurance and its directors and certain of its executive officers and employees may be deemed to be participants in any solicitation of shareholders in connection with the proposed transaction.

Information about Endurance’s directors, executive officers and employees who may be deemed to be participants in the solicitation, including a description of their direct and indirect interests, by security holdings or otherwise, is set forth in the Solicitation Statement being filed today and Endurance’s proxy statement, dated April 9, 2014, for its 2014 annual general meeting of shareholders. At this time I would like to turn the call over to John Charman.

John Charman, Endurance Specialty Holdings Ltd. - Chairman & CEO

Thank you, Greg. Good morning, everyone, and thank you for joining us this morning on such short notice. We all very much appreciate it. It is been nearly two months since we were forced to publicly announce our initial proposal to acquire Aspen. During this time we have had numerous positive dialogues with shareholders of both Aspen and Endurance, who have indicated overwhelming support for the strategic benefits of the proposed transaction.

Unfortunately Aspen’s Board and management continue to stubbornly and summarily refuse to engage with us in any manner whatsoever, even when we presented them with our increased proposal. Given that we have provided more than ample time for them to engage with us we have decided it is now time to move forward and engage directly with Aspen’s shareholders in order to give them the voice and a way forward that they have asked for and deserve.

To accomplish this, today we announced a meaningfully improved proposal to acquire Aspen with a $2.00 per share increase in our proposal to $49.50 per share based on our unaffected closing price on April the 11th, supported by a simplified and improved financing plan.

In addition, we have laid out certain actions that we are undertaking to create a path for Aspen shareholders to realize the value of our compelling proposal. First, a vote to expand Aspen’s Board from 12 to 19 Directors, enabling Aspen’s shareholders to replace a majority of Aspen’s Board at its next annual meeting. Second, a court-ordered meeting to vote on a scheme of arrangement pursuant to which Endurance would acquire Aspen. And finally, we intend to commence an exchange offer for all of Aspen’s common shares in the near future.

The steps we’re taking today provide a path for Aspen’s shareholders to prevail over an entrenched Aspen Board that is otherwise content to ignore the will of Aspen’s true owners. Mike will provide more details to our action plan in a few minutes.

Before turning the call to Mike though I would like to remind you why we are so determined to complete this transaction. We believe a combined Endurance and Aspen offers a unique competitive proposition that benefits the shareholders of both companies while responding to the demands of an increasingly competitive global marketplace.

Our proposal for Aspen is an attractive and logical way to drive greater value for all our collective stakeholders. Our combined companies create a global leader in the specialty insurance and reinsurance market with greater scale, market presence, diversification and profit potential and give Aspen and Endurance shareholders, employees and customers the opportunity to participate in a much stronger combined Company going forward.

Together we will be one of the strongest most cost efficient, well managed, diversified businesses in our industry. The combined Company, with more than $5 billion of annual premiums written, will be much more relevant in a fiercely competitive global marketplace and will be able to work more effectively and more profitably with our key distribution relationships and core clients.

Over the past two months we have had numerous conversations with our global clients and brokers who have all validated this notion and support the strategic benefits of the proposed transaction. The combined balance sheet will be one of the strongest in the industry.

We will have the capability and flexibility to drive our future global growth opportunities, to better withstand the inevitable volatility on both sides of our balance sheet, and to take greater advantage of strategic opportunities as they emerge.

We expect the combined Company to generate over $100 million of annual synergies which will include the elimination of redundant costs, underwriting improvements and capital investment efficiencies. We believe we have dedicated teams and resources in place to achieve these targets. Critically, we will leverage the strong culture we have created at Endurance across the combined operations.

The success we have had in attracting significant industry leading talent to both our insurance and reinsurance businesses over the last year is a testament to the attractive underwriting and management franchise we have built at Endurance.

We firmly believe that the strong underwriting teams at Aspen, whom we know and value, will quickly embrace our successful and collegial underwriting culture and it will enjoy the benefits of being part of a larger team where they can leverage our meaningful global relationships with clients and distribution partners.

In our detailed and individual discussions with all of our shareholders it is clear to us they strongly support the strategic and financial merits of the proposed transaction and keenly desire Aspen to engage in good faith negotiations with us. The time for Aspen shareholders to act is now.

Endurance has placed an even more attractive proposal on the table and we are giving investors the tools to make it happen. Now we must work together to realize the great potential before us to create a highly differentiating global leader in the specialty insurance and reinsurance market with greater scale, market presence, diversification and profit potential.

Mike will now take you through some of the specifics of our increased proposal and the actions we are taking today. Mike?

Mike McGuire, Endurance Specialty Holdings Ltd. - CFO

Thank you, John, and good morning, everyone. Under our increased proposal Endurance will acquire all of the common shares of Aspen for $3.2 billion, or $49.50 per Aspen share with a combination of cash and Endurance common shares. The consideration is calculated based on Endurance’s unaffected closing share price on April 11, 2014, the last trading day prior to Endurance’s announcement of our initial proposal to acquire Aspen for $47.50 per share.

While we are now offering more consideration, the structure has not changed from our initial proposal. At their election each Aspen common shareholder will have the right to receive for their Aspen shares one of three choices: all-cash, which will be $49.50 for each Aspen share; all Endurance common shares, which will be 0.9197 Endurance shares for each Aspen share; or a combination of Endurance common shares and cash.

The election will be subject to a customary proration mechanism to achieve an aggregate consideration mix of 40% cash and 60% Endurance common shares. Our increased proposal represents a 25.7% premium to Aspen’s unaffected closing share price of $39.37 on April 11, 2014, a valuation we believe that is meaningfully in excess of the standalone potential value otherwise available to Aspen shareholders.

In addition to the highly attractive premium and meaningful cash component of Endurance’s increased proposal, the proposal is structured to be tax-free to Aspen common shareholders with respect to the Endurance common shares they receive in the transaction.

To fund the cash portion of the consideration payable to Aspen’s shareholders, Morgan Stanley has committed to provide a $1 billion bridge loan facility in addition to Endurance’s cash on hand. This commitment replaces the equity commitment letter announced in connection with our previous proposal which has been terminated with the mutual consent of Endurance and the equity investors.

Our increased proposal is not subject to a financing condition. We expect to implement permanent financing for the transaction consisting of a combination of investment grade debt and common equity on customary terms. We believe that our pro forma financial position will be well within the ratings criteria to maintain our current ratings.

Our financing commitment from Morgan Stanley provides us with the increased flexibility needed to pursue all of the actions available to us to complete the proposed transaction as well as provides Aspen’s shareholders with greater certainty around the financing of the cash portion of our proposal.

It is a simplified and improved financing plan that comes with a lower cost of capital and will enable greater earnings per share and return on equity accretion for the combined Company as well as a modestly lower initial book value per share dilution.

Having regard for CVC’s continued support for the merits of a combination of Endurance and Aspen, we have granted CVC an option to invest $250 million in the common shares of the combined Company following the closing of Endurance’s acquisition of Aspen.

In addition, although we do not currently intend to privately raise equity capital in connection with our permanent financing plan, we have granted CVC a right of first refusal to provide any privately raised equity capital in connection with the permanent financing.

Our previous equity commitment from CVC was developed in the context of a friendly negotiated transaction. Unfortunately, since Aspen’s Board and management have refused to engage or negotiate with us, we were compelled to take the additional actions we are announcing today. We thank CVC for its continued support.

Moving to the other steps we are taking, in addition to our increased proposal and simplified and improved financing plan, today we also announced concrete incremental steps that Aspen’s shareholders can take to expedite the proposed transaction and allow their voices at last to be clearly heard.

As a first measure, we are asking Aspen’s common shareholders to submit requisitions in order to convene a special general meeting of Aspen’s shareholders to vote on a proposal to increase the size of Aspen’s Board of Directors from 12 to 19 directors.

If this proposal is approved, a majority of Aspen’s directors would stand for election at Aspen’s 2015 annual general meeting, and Aspen’s shareholders would have the ability to hold the Board directly accountable by replacing a majority of the Board of Directors at that time.

We have not yet made a determination as to whether or not we will put forth an alternative slate of directors at Aspen’s 2015 annual general meeting of shareholders, although we reserve the right to do so.

For your information, under Bermuda law shareholders owning at least 10% of Aspen’s outstanding common shares may convene a special general meeting of Aspen’s shareholders.

For our second measure we are seeking the support of Aspen’s shareholders for the proposal of a scheme of arrangement which will entail the holding of a court-ordered meeting where Aspen’s common shareholders would vote on a scheme of arrangement under Bermuda law whereby Endurance would acquire all of Aspen’s outstanding common shares on financial terms no less favorable than those contained in our increased proposal.

If Endurance receives the support of shareholders owning at least 15% of Aspen’s outstanding common shares for the holding of the court-ordered meeting regarding the scheme of arrangement, we intend to apply to the Supreme Court of Bermuda to order such a court-sanctioned meeting.

Importantly, the scheme of arrangement itself can be accomplished without the approval of the Aspen Board of Directors if it is approved by Aspen’s common shareholders on behalf of themselves and the Company. We do not anticipate Aspen’s poison pill being an impediment to completing the scheme of arrangement.

Aspen’s shareholders are not being asked to formally approve the scheme of arrangement or any other transaction with Endurance at this time. Rather, this action will provide compelling evidence of Aspen shareholder support for a transaction. With that evidence a court could then order a shareholder vote on the scheme of arrangement on terms no less favorable than our increased proposal.

In addition, it would also provide Aspen’s Board with undisputed evidence of the will of its shareholders that cannot be mischaracterized.

We also intend to commence in the near future an exchange offer for all Aspen common shares, reflecting the same economic terms as our increased proposal. Our goal with these actions is to provide Aspen’s shareholders with a clear and indisputable voice which should ultimately lead Aspen’s Board to hold constructive discussions with Endurance. That being said, these steps and the support of Aspen’s shareholders, will provide us with the means to complete a transaction in spite of any continued entrenching actions.

Today we are filing a preliminary solicitation statement with the SEC for both the requisition of the special general meeting and our proposal regarding the scheme of arrangement that I just described. There will be a review period for the solicitation statement after which it will be mailed to Aspen’s shareholders. We expect that we will know the results of our actions sometime in July and we expect that Aspen’s Board will take seriously the will of its shareholders and act accordingly.

The steps being announced today provide a clear path forward and we are confident they will carry the day for the benefit of the shareholders of both companies. We will continue to vigorously pursue and execute upon the actions we have described today and, to the extent needed, any other available means to reach a successful outcome. With that I will turn the call back to John Charman.

John Charman, Endurance Specialty Holdings Ltd. - Chairman & CEO

Thank you, Mike. Ladies and gentlemen, we continue to firmly believe that a combination of Endurance and Aspen makes a great deal of strategic and financial sense, creating a much more cost efficient Company with increased scale, an attractive diversified platform across products and geographies, and greater market presence and relevance.

Endurance is fully committed to delivering a highly attractive premium to Aspen’s shareholders, and we stand ready and willing to meet with Aspen and its advisors to make this transaction a reality. If Aspen continues to refuse to engage with us we will continue to take the additional steps necessary to see this transaction through.

And with that, Wes, we would now be pleased to answer any questions.

Questions and Answers

Operator

(Operator Instructions). Amit Kumar, Macquarie Capital

Amit Kumar, Macquarie Capital - Analyst

Just to — I guess the first question is going back to the split, was there any thought process in terms of looking at the 40%/60% mix when thinking about the revised offer?

Mike McGuire, Endurance Specialty Holdings Ltd. - CFO

Amit, we believe we put a very full offer on the table with an unprecedented level of cash in an acquisition of this nature, particularly for a Bermuda-based Company. So we did look at it, we think what we have offered is an extremely generous offer with a substantial portion of cash. So we think what we’ve offered is the right level.

Amit Kumar, Macquarie Capital - Analyst

Okay. The second and final question I guess I have is you talk about the timeline, I guess July, and I count nine steps on page 14 of the slide deck. Can you talk about what sort of past instances you would know where this has been successful? And maybe talk about the timeline on — in all of these steps. Thanks.

Mike McGuire, Endurance Specialty Holdings Ltd. - CFO

Sure, Amit. What we provided on page 14 of the presentation that you are referring to is a graphical representation or picture of what the scheme of arrangement looks like and all the steps. And although the pictures may make it look like a rather complicated exercise, it is actually a relatively straightforward process to undertake.

And there are really two key decision points that are important. The first, which we would expect to hear in July, is receiving support from at least 15% of Aspen’s common shares for the vote of the proposal for a scheme of arrangement. If we receive that support we would make application to the Court to order that meeting and then that meeting would be held.

And if 75% of holders present at the meeting in terms of 75% in value of the votes cast, if they approve that I think we have our answer. And although you can see the boxes, there are a number of different steps that we could take. Those are the key decision points.

In July we will know if we have the evidence that would be able to be presented to the Supreme Court of Bermuda and that I think should make it very clear what the desires of Aspen’s shareholders are.

Amit Kumar, Macquarie Capital - Analyst

Got it, okay. I have one — I will re-queue. Thanks for the answers.

Operator

Ryan Byrnes, Janney Capital.

Ryan Byrnes, Janney Capital - Analyst

Just had a question on the $100 million of synergies — proposed synergies. Is there a timeline for those to fall through?

Mike McGuire, Endurance Specialty Holdings Ltd. - CFO

We would expect to achieve those synergies on a run rate basis by the end of 2015. Clearly as we would implement our actions to make those synergies a reality, there would be some upfront transition costs, but we would expect those to be incurred pretty quickly and we would expect to see those run rate savings as well as the other improvements and benefits coming through in 2015.

Ryan Byrnes, Janney Capital - Analyst

And when does that assume a transaction would be closed for all of that to happen in 2015?

Mike McGuire, Endurance Specialty Holdings Ltd. - CFO

We have assumed a transaction close roughly around the year-end, 2014.

Ryan Byrnes, Janney Capital - Analyst

Got you. Great. Thanks, that is all I have.

Operator

Meyer Shields, KBW.

Meyer Shields, Keefe, Bruyette & Woods - Analyst

I just wanted to understand, within the bid is there any contingency for loss reserves being either a lot higher or a lot lower than currently stated on Aspen’s balance sheet?

Mike McGuire, Endurance Specialty Holdings Ltd. - CFO

Meyer, I am not sure I understand the contingency question (multiple speakers).

Meyer Shields, Keefe, Bruyette & Woods - Analyst

Well, I —.

Mike McGuire, Endurance Specialty Holdings Ltd. - CFO

Are there contingencies in our proposal? Are there — I am not sure I understand the question?

Meyer Shields, Keefe, Bruyette & Woods - Analyst

Okay. Let me try and put it more basically. If you do an analysis and you show that Aspen’s reserves of $500 million overstated, would that impact the prices you would be willing to pay or is this just a firm offer not dependent on reserve due diligence?

Mike McGuire, Endurance Specialty Holdings Ltd. - CFO

Meyer, all of our actions to date have been designed with the intention that we want to enter into good faith negotiations and discussions with Aspen. We have been limited in terms of our ability to see what is inside that Company by their publicly available information. We have assumed that their balance sheet is what it is. We have assumed that it is fairly stated.

And to the extent that there are any deficiencies or redundancies, that would remain to be seen in the context of a negotiated consensual transaction. We have assumed it to be neutral.

Meyer Shields, Keefe, Bruyette & Woods - Analyst

Okay, great. Thank you very much.

Operator

Vinay Misquith, Evercore.

Vinay Misquith, Evercore Partners - Analyst

The first question is on the $500 million of equity raised. And please pardon me for not understanding this well. But I mean are you planning to raise $500 million of equity fresh, because only $250 million has been committed by CVC?

Mike McGuire, Endurance Specialty Holdings Ltd. - CFO

Amit, to start with the cash portion of our proposal is funded by a committed bridge loan facility — a $1 billion bridge loan facility. And we would expect to replace that with permanent financing consisting of investment-grade debt as well as common equity.

And so, the $500 million of common equity would consist of the $25 million that John Charman has already committed to invest. And then the balance would be in any additional public or private equity raises that would take place between the signing of an acquisition and closing or shortly thereafter.

And the option that CVC has would be after we would close on the transaction. So that would be additional capital on top of that $500 million if they choose to exercise that option.

Vinay Misquith, Evercore Partners - Analyst

Okay, so the $250 million is not part of 500 million. You said that that is on top of the $500 million that it could raise after the transaction closes?

Mike McGuire, Endurance Specialty Holdings Ltd. - CFO

It would be in addition to, yes (multiple speakers).

Vinay Misquith, Evercore Partners - Analyst

Okay, that is helpful. And the second question is really on the timing, just a follow-up to Amit’s question. So it seems that the second piece of the plan is for calling a shareholder’s meeting, (inaudible) 75% approval of the investors there present. So how about the Board of Director’s plan? I mean, so for that to work out that would only happen by next year, is that correct?

Mike McGuire, Endurance Specialty Holdings Ltd. - CFO

Correct. We would know in July if the shareholders supported holding a vote on the binding resolution to increase the size of Aspen’s Board. And that would enable Aspen’s shareholders to put up a slate of directors, if they so choose, ourselves included. And would put a majority of Aspen’s directors up for reelection at next year’s annual general meeting, so within the next year — assuming the meeting times are consistent.

Vinay Misquith, Evercore Partners - Analyst

All right, that is helpful. Thank you.

Operator

Jay Cohen, Bank of America.

Jay Cohen, BofA Merrill Lynch - Analyst

Two questions. When you look at — I know you haven’t talked about specific accretion, but when you look at potential accretion from this deal are you considering your own estimate for what you think Aspen can earn or are you looking at the consensus estimates among stock analysts?

Mike McGuire, Endurance Specialty Holdings Ltd. - CFO

We are looking at — in the combined Company it would be a mix of essentially the consensus view of Aspen and then our own views of what we are planning with our Company and then some assumptions on synergies of the combined Company.

Jay Cohen, BofA Merrill Lynch - Analyst

Got it. And then secondly, and you may have talked about this and I missed it, but do you already own a certain percentage of Aspen’s shares?

Mike McGuire, Endurance Specialty Holdings Ltd. - CFO

Jay, yes, we do. We own just under 1% of Aspen’s shares.

Jay Cohen, BofA Merrill Lynch - Analyst

Great, that is helpful. Thanks a lot.

Operator

(Operator Instructions). Meyer Shields, KBW.

Meyer Shields, Keefe, Bruyette & Woods - Analyst

Do we know the interest rate on the bridge loan?

Mike McGuire, Endurance Specialty Holdings Ltd. - CFO

I do have that. Let me pull it up for you. It would be essentially — if you look at where a 10-year senior debt trades at, it is in that ballpark. Let me dig up the number and find that for you.

Meyer Shields, Keefe, Bruyette & Woods - Analyst

Okay, thank you.

Mike McGuire, Endurance Specialty Holdings Ltd. - CFO

I am sorry, Meyer, were you asking about the interest rate on the bridge financing or the permanent financing?

Meyer Shields, Keefe, Bruyette & Woods - Analyst

I was asking on the bridge, but if you have got both then —.

Mike McGuire, Endurance Specialty Holdings Ltd. - CFO

Actually, we provided a very detailed slide in our investor presentation on page 24 with a summary that the bridge facility essentially, as is customary in bridge facilities, if they are drawn you start with an interest rate that does tend to increase the longer the loan is outstanding. And so the initial period from draw-down would be LIBOR plus 150 basis points.

Meyer Shields, Keefe, Bruyette & Woods - Analyst

Okay. I see, thanks so much.

Mike McGuire, Endurance Specialty Holdings Ltd. - CFO

But, Meyer, look at page 24 of our investor presentation that we put on our website.

Meyer Shields, Keefe, Bruyette & Woods - Analyst

Right, I have got it.

Operator

And that concludes today’s question-and-answer session. Mr. John Charman, I will turn the call back over to you for any additional or closing remarks.

John Charman, Endurance Specialty Holdings Ltd. - Chairman & CEO

Well, thank you all again for joining us today. We much look forward to speaking with many of you in the coming days and weeks to discuss the combination of Endurance and Aspen, as we have said before, which would create a global leader in specialty insurance and reinsurance. So thank you very much and with that, Wes, thank you, and this concludes our call.

Operator

And that concludes today’s call. We appreciate your participation.